Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CRA International, Inc.:

We consent to the use of our reports dated March 15, 2017, with respect to the consolidated balance sheets of CRA International, Inc. as of December 31, 2016 and January 2, 2016, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three fiscal years in the period ended December 31, 2016, and to the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference.

/s/ Ernst & Young LLP

Boston, Massachusetts
October 31, 2017